FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosure:

         A press release dated February 27, 2001 announcing STMicroelectronics' inauguration of the R2 Technology Center in Italy.


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[STMicroelectronics logo]

PRESS RELEASE COMMUNIQUE DE PRESSE COMMUNICATO STAMPA PRESSEINFORMATION
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                                                                    PR No. C943H


          STMicroelectronics Inaugurates R2 Technology Center in Italy


      Center hosts R&D, product design and 8" wafer fab for Flash memories


Milan, Italy, February 27, 2001 - The Prime Minister of Italy, Mr Giuliano Amato, has today formally inaugurated the R2 Technology Center, the latest addition to STMicroelectronics' global network of advanced microelectronics R&D centers and wafer fabrication plants. Located at the Company's site in Agrate Brianza on the outskirts of Milan, the R2 center is dedicated to the development and advanced manufacturing of products based on deep submicron Flash and other non-volatile memory technologies and smartcards, areas where ST has a long tradition of achievement and is among the world leaders. In addition to an 8" (200mm) wafer fab for volume production, it also includes state-of-the-art Research & Development and advanced product design facilities.

Based on the extension and upgrading of the former R1 6" (150mm) wafer fab, R2 has cost some US$600 million to date and the total investment is expected to reach US$1 billion by 2002.

The formal opening followed an aggressive ramp-up of the facility, which is already producing 2,500 wafers/week. The present production mostly comprises Flash memories (from 4 to 64Mb) built with 0.18 micron technology, including 16 and 32Mb devices for cellular phone applications, and 16-bit microcontrollers containing 2Mb of embedded Flash memory for use in automotive engine management applications. The immediate development activity is focused on leading-edge 0.13 micron geometries.

The non-volatile memory products that are being developed at R2 are of high strategic importance as they are key components of fast- growing applications such as mobile phones, automotive systems, and Set-Top Boxes and other advanced Digital Consumer products.

"The official opening of our latest 8" fab and R&D center underlines our commitment to meeting our customers' ever-increasing need for state-of-the-art non-volatile memories, especially Flash memories. We now have two 8" fabs dedicated to volume production of Flash, which is also partly manufactured in our new leading edge 8" fab in Rousset (France). ST's aggressive technology roadmap is on target to match the capability of the more narrowly focused market leaders," said Pasquale Pistorio, ST's President and Chief Executive Officer.


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R2 is ST's most advanced center for the development and early production of new generation Flash and other non-volatile memories, both stand-alone and embedded. Using state-of-the-art Step & Scan DUV (Deep Ultra Violet) equipment and working close to the limit of optical lithography, it has been designed to handle 5,000 wafers/week using 0.1 micron technology. The facility includes a 5,600 sq.m Class 0 clean room - Class 0 is a specification of air purity ten times more aggressive than the traditional Class 1 - and is operating 24 hours/day and 7 days/week.

Today, the R2 Technology Center employs 1,000 highly qualified people in research, manufacturing and design. When fully operational, the Center will employ about 1,250 people.

The Central R&D team in R2 is equipped with state-of-the-art facilities that will enable ST to achieve its aggressive target of aligning its Flas h technology roadmap with the semiconductor industry's world roadmap for CMOS technology. Work has already begun in R2 on the next generation 0.13 micron Flash technology, which will be followed by 0.1 micron.

In keeping with ST's commitment to achieving environmental neutrality, the R2 Technology Center was designed to minimize energy consumption and environmental contamination. Exhaust products are segregated to allow more effective treatment and state-of-the-art technologies are used for the disposal of toxic waste. The centralized exhaust gas abatement scheme achieves treatment efficiencies up to 99%, leading to emission rates better than ST's already stringent corporate limits and a gas abatement performance some 20 times better than the legal requirement.

R2 is one of ST's five operational 8" fab and significantly expands ST's Flash and non-volatile production capacity, currently centered on the M5 8" fab in Catania, Italy and, to a large extent, also on Rousset 8" in France. The other 8" fabs located in Crolles (near Grenoble, France) and Phoenix (Arizona, USA) specialize in complex logic products and System-on-Chip (SOC). In addition, work is progressing on a new 8" fab in Singapore and construction of the building for a second 8" fab in Catania, Italy, (known as M6) has just begun.

About STMicroelectronics

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company, whose shares are traded on the New York Stock Exchange, on the ParisBourse and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.


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For further information, please contact:

Maria Grazia Prestini                          Benoit de Leusse
Corporate Press Relations Manager              Investor Relations Manager Europe
STMicroelectronics                             STMicroelectronics
Tel. +39.039.603.59.01                         Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32                         Fax +33.4.50.40.25.80
mariagrazia.prestini@st.com                    benoit.de-leusse@st.com

Lorie Lichtlen                                 Jean-Benoit Roquette
Media Relations                                Investor Relations
Morgen-Walke Europe                            Morgen-Walke Europe
Tel. +33.1.47.03.68.10                         Tel. +33.1.47.03.68.10
llichtlen@mweurope.com                         jbroquette@mweurope.com



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer